UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

2 July 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒       Form 40-F     ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2 July 2012

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Mr Ivan Menezes will join the Diageo Board as an executive director with effect from 2 July 2012.

Ivan Menezes has been Chief Operating Officer of Diageo since 1 March 2012. In that role he leads Diageo’s operating businesses globally with responsibility for operations in Africa, Asia-Pacific, Europe, North America and Latin America and Caribbean. Mr Menezes has held a series of senior appointments in Diageo and was most recently President of Diageo North America and Chairman of Diageo’s businesses in both the Asia Pacific and Latin America and Caribbean regions.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

‘Ivan Menezes has an outstanding track record in all his leadership roles in Diageo. Ivan's appointment to our Board strengthens the executive leadership of our business and I look forward to working with him in this capacity.'

ENDS

Investor enquiries

Catherine James

+44 (0)20 8978 2272

Mobile +44 (0) 7803 854550

Angela Ryker Gallagher

+44 (0)20 8978 4911

investor.relations@diageo.com

Media enquiries

Rowan Pearman

+44 (0)208 978 4751

media.comms@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo’s global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 2 July 2012	By:	/s/ C Kynaston
	Name:	Claire Kynaston
	Title:	Assistant Company Secretary